Exhibit 12.1

Kindred Healthcare, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In thousands, except statistics)

	Year ended December 31,						Six months ended June 30, 2011
	2006	2007	2008	2009	2010
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized in continuing operations, including amortization of debt discounts and fees	$14,837	$19,638	$18,246	$10,108	$8,374		$29,190	(1)
Interest expensed and capitalized in discontinued operations, including amortization of debt discounts and fees	1	6	2	9	1		—
Interest component of rental expense(2)	106,803	117,936	115,945	117,273	119,168		62,396

Total fixed charges	$121,641	$137,580	$134,193	$127,390	$127,543		$91,586

COMPUTATION OF EARNINGS:
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries and income or loss from equity investees	$131,850	$77,198	$96,307	$99,802	$87,807	(3)	$26,798	(1)(3)
Fixed charges	121,641	137,580	134,193	127,390	127,543		91,586	(1)
Distributed income of equity investees	2,769	514	7,749	2,477	700		1,000
Amortization of capitalized interest, less interest capitalized	(917)	(2,579)	(2,800)	(2,080)	(1,015)		(89)

	$255,343	$212,713	$235,449	$227,589	$215,035		$119,295

RATIO OF EARNINGS TO FIXED CHARGES	2.10x	1.55x	1.75x	1.79x	1.69x		1.30x

(1)	Includes financing costs related to the RehabCare Acquisition totaling $13.8 million.
(2)	Management has estimated the interest component of rent expense to be 33%.
(3)	Includes transaction costs related to the RehabCare Acquisition totaling $0.7 million for the year ended December 31, 2010 and $37.9 million for the six months ended June 30, 2011.